Exhibit 99(1)

BLB Investors L.L.C.

5th July, 2004

BLB INVESTORS, L.L.C.

LAPSE OF THE CASH OFFER FOR WEMBLEY PLC

On 20th April, 2004, the management committee of BLB Investors and the Wembley Board announced the terms of a recommended cash offer for the entire issued and to be issued share capital of Wembley not already owned by BLB Investors, to be made by JPMorgan on behalf of BLB Acquisition and, inside the United States, by BLB Acquisition. The Offer Document was posted to Wembley Shareholders on 1st May, 2004.

It was a condition of the Offer (the Acceptance Condition) that BLB Acquisition received valid acceptances of the Offer by 3.00 p.m. (London time) on 3rd July, 2004 in respect of not less that 90 per cent. in nominal value of the Wembley shares to the Offer related.

As at 3.00 p.m. (London time) on 3rd July, 2004, valid acceptances of the Offer had been received in respect of 21,164,584 Wembley Shares, representing approximately 78.3 per cent. of the shares to which the Offer related.

BLB Acquisition has decided not to extend the Offer. The level of acceptances received as at 3rd July, 2004 did not satisfy the Acceptance Condition and the Offer has therefore lapsed and is no longer available for acceptance.

BLB Acquisition believes that among other things, since the posting of the Offer Document, the political environment in which the Lincoln Park Business operates has become highly uncertain.

Commenting today, Jeff Dishner of BLB Acquisition said:

“We are clearly disappointed at this outcome. However, BLB Acquisition remains a 22 per cent. shareholder in Wembley and is committed to working with Wembley to maximise shareholder value over the long term.”

Enquiries:

Tulchan Communications
Andrew Honnor	Tel: +44 (0) 20 7353 4200

Prior to the announcement of the Offer, BLB Acquisition had acquired 7,732,500 Wembley Shares from Active Value (representing approximately 22.2 per cent. of Wembley’s issued share capital), all at a price of 800 pence for each Wembley Share. Accordingly, as at 3.00 p.m. (London time) on 3rd July, 2004, BLB Acquisition had either acquired or received valid acceptances of the Offer in respect of 28,897,084 Wembley Shares representing approximately 83.1 per cent. of the existing issued share capital of Wembley.

Save as disclosed in this announcement or in the Offer Document, neither BLB Investors nor any persons acting or deemed to be acting in concert with BLB Investors held any Wembley Shares (or rights over any Wembley Shares) prior to the Offer Period and neither BLB Investors nor any persons acting or deemed to be acting in concert with BLB Investors have acquired or agreed to acquire any Wembley Shares (or rights over any Wembley Shares) since the commencement of the Offer Period.

Terms defined in the Offer Document bear the same meanings herein.

The Offer was not made, directly or indirectly, in or into Australia, Canada or Japan and the Offer was not capable of acceptance from or within Australia, Canada or Japan. Accordingly, copies of this announcement and any related documents are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from Australia, Canada or Japan. Persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdictions.

The Offer in the United States was made solely by BLB Acquisition, and neither JPMorgan nor any of its respective affiliates was making the Offer in the United States.